Exhibit 99.1

Patria Investments Limited Announces Share Repurchase Program.

Grand Cayman, Cayman Islands, August 2, 2024 – Patria Investments Limited (“Patria”) (Nasdaq: PAX) announced today that its board of directors has authorized a share repurchase program. Under the repurchase program, Patria may repurchase up to 1.8 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 2, 2024 continuing until the earlier of the completion of the repurchase or August 2, 2025, depending upon market conditions. Patria’s board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program.

Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in the Rule 10b-18 and/or Rule 10b5-1, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate Patria to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

About Patria

Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $40.3 billion, and a global presence with offices in 13 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Rob Lee

t +1 917 769 1611

rob.lee.consult@patria.com

Andre Medina

t +1 917 769 1611

andre.medina@patria.com